Exhibit 99.4

FORM OF LETTER TO CLIENTS OF NOMINEE HOLDERS

HKN, INC.

7,500,000 Shares of Common Stock
Offered Pursuant to Rights Distributed to Record Stockholders of HKN, Inc.

January 13, 2011

To Our Clients:

Enclosed for your consideration are the Prospectus dated October 29, 2010 (the “Prospectus”) and the Instructions as to Use of the Non-Transferable Subscription Rights Certificate relating to the rights offering (the “Rights Offering”) by HKN, Inc. (the “Company”) of shares of its common stock, par value $0.01 per share (the “Common Stock”), pursuant to non-transferable subscription rights (the “Rights”) distributed to all holders of record of shares of Common Stock at the close of business on January 5, 2011 (the “Eligibility Date”).  The Rights are described in the Company’s Prospectus.  The Rights are evidenced by a subscription rights certificate (a “Rights Certificate”).

In the Rights Offering, the Company is offering an aggregate of 7,500,000 shares of its Common Stock pursuant to the Prospectus. Shareholders will receive 0.74545 of a subscription right for every share of Common Stock owned at the Eligibility Date, subject to adjustments to eliminate fractional rights.  The Rights will expire, if not exercised, by 5:00 p.m., Eastern Time, on January 27, 2011, unless extended by the Special Committee of the Board of Directors of the Company (as it may be extended, the “Expiration Date”).

As described in the Prospectus, each whole Right includes (i) a basic subscription privilege that entitles the holder to subscribe to purchase one share of Common Stock (the “Basic Subscription Privilege”) and (ii) an over-subscription privilege that entitles the holder, if such holder exercises its Basic Subscription Privilege in full, to subscribe to purchase unsubscribed shares of Common Stock up to the number of shares, on a pro rata basis, of any shares not purchased by other holders of Rights under their Basic Subscription Privileges as of the Expiration Date (the “Over-Subscription Privilege”). The price per share under both the basic subscription privilege and the over-subscription privilege is equal to $2.00 (the “Subscription Price”).  The Rights may only be exercised in whole numbers; the Company will not issue fractional rights and will round all of the Rights down to the nearest whole number.  As an example, if you owned 1,000 shares of Common Stock as of the Eligibility Date, you would receive 745 Rights pursuant to your Basic Subscription Privilege, and you would have the right to purchase 745 shares of Common Stock in the Rights Offering pursuant to your Basic Subscription Privilege.

“Pro rata” means in proportion to the number of shares of Common Stock that you and the other Rights holders who have exercised your Basic Subscription Privileges on your Common Stock holdings have purchased pursuant to the Basic Subscription Privilege. Each holder of Rights may exercise his Over-Subscription Privilege only if he exercised his Basic Subscription Privilege in full and other holders of Rights do not exercise their Basic Subscription Privileges in full. If there is not a sufficient number of shares to satisfy all requests for subscriptions made under the Over-Subscription Privilege, the Company will allocate the remaining shares pro rata among those Rights holders who exercised their Over-Subscription Privileges. For the purposes of determining their eligibility for the Over-Subscription Privilege, holders will be deemed to have exercised their Rights under the Basic Subscription Privilege in full if they subscribe for the maximum number of whole shares available under their Basic Subscription Privilege. See “The Rights Offering—Subscription Privileges” in the Prospectus.  See “The Rights Offering—Subscription Privileges” in the Prospectus.

After the Expiration Date, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by American Stock Transfer & Trust Company Co., LLC (the “Subscription Agent”) after 5:00 p.m., Eastern Time, on the Expiration Date, regardless of when the documents relating to such exercise were sent. The Company may extend the Expiration Date by giving oral or written notice to the Subscription Agent on or before the Expiration Date, followed by a press release no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Rights

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., Eastern Time, on the Expiration Date. Once you have exercised your Rights under the Basic Subscription Privilege and the Over-Subscription Privilege, such exercise may not be revoked.

If you wish to have us, on your behalf, exercise the Rights for any shares of Common Stock to which you are entitled, please so instruct us by timely completing, executing and returning to us the instruction form attached to this letter.

With respect to any instructions to exercise (or not to exercise) Rights, the enclosed Beneficial Ownership Election must be completed and returned such that it will be actually received by us by 5:00 p.m., Eastern Time, on January 26, 2011, the last business day prior to the scheduled expiration date of the Rights Offering of January 27, 2011 (which may be extended by the Special Committee of the Board of Directors of the Company).

Any questions or requests for assistance concerning the Right Offering should be directed to Morrow & Co., LLC, the Information Agent.  The Information Agent’s toll-free telephone number is (800) 607-0088. Banks and brokers please call collect at (203) 658-9400.

Very truly yours,

HKN, INC.